

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 12, 2016

<u>Via E-mail</u>
Mr. John Gottfried
Chief Financial Officer
Acadia Realty Trust
411 Theodore Fremd Avenue, Suite 300
Rye, NY 10580

> **Re: Acadia Realty Trust**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 1-12002**
>
> **Form 8-K**
> **Filed July 26, 2016**
> **File No. 1-12002**

Dear Mr. Gottfried:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Reconciliation of Consolidated Operating Income to Net Operating Income – Core Portfolio, page 40</u>

1. We note your adjustment of $34.7 million to allocate the non-controlling interest portion of consolidated NOI to such interests and that the adjustment represents approximately 26% of consolidated NOI. We also note on page F-4 that you have allocated approximately 56% of net income to non-controlling interests. Please summarize for us why the percentage allocation to non-controlling interests is so much lower in the allocation of consolidated NOI versus the corresponding result related to net income.

Financial Statements

1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Investments in and Advances to Unconsolidated Joint Ventures, page F-12

2. We note you do not record the equity in earnings for your investment in Albertson's until you receive the audited financial statements. Please tell us your basis for this policy. Within your response, please (1) clarify for us what period of Albertson's earnings have been recorded in your financial statements for the year ended December 31, 2015, (2) tell us the amount of equity in earnings related to Albertson's for all periods presented, and (3) clarify if you record any equity in earnings related to Albertson's in your interim periods.

Form 8-K filed July 26, 2016

Exhibit 99.2

3. AFFO and AFFO before transaction costs appear to be liquidity measures and may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Questions 102.02 and 102.05). Please review this guidance when preparing your next Financial and Operating Reporting Supplement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & -
  Commodities